Exhibit 1

Stock Symbol:	AEM (NYSE and TSX)	For further information:
Investor Relations
(416) 947-1212

AGNICO-EAGLE TO ACQUIRE COMAPLEX’S MELIADINE GOLD PROPERTY

Toronto (April 1, 2010) — Agnico-Eagle Mines Limited (“Agnico-Eagle”) and Comaplex Minerals Corp. (“Comaplex”) jointly announced that they have reached an agreement in principle whereby Agnico-Eagle will acquire all of the shares of Comaplex that it does not already own.  Under the terms of the transaction, each shareholder of Comaplex will receive 0.1576 of an Agnico-Eagle share per Comaplex share.  Additionally, at closing, each Comaplex shareholder other than Agnico-Eagle and Perfora Investments S.a.r.l. (“Perfora”) will receive one common share of a newly formed, wholly-owned, subsidiary of Comaplex (“New Comaplex”) in respect of each Comaplex share.  The total value of the consideration received by Comaplex shareholders, other than Agnico-Eagle and Perfora, is estimated to be C$10.32 per Comaplex share (as described below), which represents a premium of approximately 34% to the 20-day volume weighted average price of Comaplex shares on the Toronto Stock Exchange on March 31, 2010.

Comaplex owns a 100% interest in the advanced stage Meliadine gold project located in Nunavut, Canada which is approximately 300 kilometres from Agnico-Eagle’s producing Meadowbank gold mine.  First discovered in 1990, Meliadine currently has 3.29 million ounces of measured and indicated gold resources from 12,947,500 tonnes grading 7.9 grams per tonne (g/t) and inferred gold resources of 1.73 million ounces from 8,385,600 tonnes grading 6.4 g/t.

“Upon completion of the proposed transaction, the addition of the large, high grade Meliadine property is consistent with our steady, focused approach to per share growth.  In addition, on the back of a successful start up of our Meadowbank gold mine this quarter, the Meliadine property is a perfect fit with our Arctic skill set and the transaction solidifies our commitment to Nunavut and our foundation in Canada” said Sean Boyd, Vice-Chairman and CEO of Agnico-Eagle.  “Our operating focus remains on the optimization of our newly built gold mines and on completing several internal expansion studies that are currently underway.  At Meliadine, our plan would be to accelerate an underground exploration program focused on expanding the resource and converting the large resource into reserves over the next two years.  We hope to initiate a feasibility study prior to the end of 2011” added Mr. Boyd.

George Fink, President and CEO of Comaplex said “We are pleased to enter into this arrangement with Agnico-Eagle, although it is difficult to relinquish the interest in the Meliadine property after all these years.  Meliadine is an excellent asset with tremendous exploration potential that fits well with Agnico-Eagle’s portfolio of properties and our shareholders will continue to benefit from it through their holding of Agnico-Eagle shares. We will miss the close relationship we have had with the people of Nunavut and wish to thank them for the tremendous support they have given us over the years.  New Comaplex will be a very well financed exploration company with cash flow, that will be run by experienced staff and proven management.”

Conference Call Monday

Agnico-Eagle’s senior management will host a conference call on Monday, April 5, 2010 at 9:00 AM (E.D.T.) to discuss the transaction.

Via Telephone:

To listen by telephone, please dial 416-644-3416 or Toll-free 800-814-4861. To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay archive:

Please dial the 416-640-1917 or Toll-free access number 877-289-8525, passcode 4281176#.  The conference call replay will expire April 12, 2010.

The Transaction

Comaplex will transfer to New Comaplex all assets and related liabilities other than those relating to the Meliadine properties and related assets.  These assets include all of Comaplex’s net working capital, all the non-Meliadine mineral properties, all oil and gas properties, and various investments. Based on the previous 20-day volume weighted average price of Agnico-Eagle shares on the Toronto Stock Exchange on March 31, 2010, the transaction values each Comaplex share at C$9.32 plus the value of each New Comaplex share, estimated to be C$1.00 based on the value of the assets and cash to be transferred to New Comaplex.

Perfora and Agnico-Eagle have entered into a support agreement pursuant to which Perfora has agreed to, among other things, support the transaction and vote all of the shares it holds in Comaplex in favour of the plan of arrangement.  Perfora holds approximately 17.3% of the outstanding shares (fully diluted) of Comaplex.  Agnico-Eagle currently holds approximately 12.3% of the outstanding shares (fully diluted) of Comaplex.

The transaction is subject to due diligence, the negotiation and board approval of the definitive acquisition agreement and the negotiation of support agreements with the directors and officers of Comaplex, which shareholders collectively hold 8.4% of the outstanding shares (fully diluted) of Comaplex.  The transaction is also subject to approval by Comaplex shareholders, and court and regulatory approvals.  The transaction is expected to close in June of 2010.

Agnico-Eagle has agreed to abandon proceedings commenced by it against Comaplex and Perfora before the Ontario and Alberta securities commissions.

The boards of directors of both companies have unanimously approved the agreement in principle.  In the event the transaction is not completed under certain circumstances, Comaplex has agreed to pay Agnico-Eagle a termination fee of C$20 million.

About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in Canada, Finland and Mexico and exploration and development activities in Canada, Finland, Mexico and the United States.  Agnico-Eagle’s LaRonde Mine is Canada’s largest operating gold mine in terms of reserves.  Agnico-Eagle has full exposure to higher gold prices consistent with its policy of no forward gold sales.  It has paid a cash dividend for 28 consecutive years.  Agnico-Eagle’s registered office is located at 145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7.

About Comaplex

Comaplex is a public company, headquartered in Calgary whose shares trade on the Toronto Stock Exchange.  Comaplex’s core business is exploring for and developing mineral properties in Canada, and its main asset is the Meliadine gold property.  Comaplex’s registered office is located at 901, 1015 Fourth Street S. W., Calgary, Alberta T2R 1J4.

Mr. Mark Balog and Mr. Doug Dumka have verified the technical information contained in this news release.  Doug Dumka, P. Geo. is the Exploration Manager for Comaplex and is the designated Qualified Person as defined by NI 43-101 for the Meliadine West Project.  Further details on Comaplex’s mineral resource estimate can be found in the Snowden Technical Report on Resource Estimates at Meliadine dated February 2010 that is filed on SEDAR

Further information

For further information regarding Agnico-Eagle contact David Smith; VP, Investor Relations, 416.947.1212 or visit Agnico-Eagle’s website at www.agnico-eagle.com.

For further information regarding Comaplex contact George Fink, President and CEO; Mark Balog, Chief Operating Officer; or Kirsten Kulyk, Manager-Investor Relations, 403.265.2846 or visit Comaplex’s website at www.comaplex.com.

Forward-Looking Statements

Certain statements regarding Comaplex and/or Agnico-Eagle set forth in this press release, including the completion of the transaction and the attributes of New Comaplex, contain forward-looking information. This forward-looking information is subject to numerous material risks, uncertainties and assumptions, certain of which are beyond the control of Comaplex and/or Agnico-Eagle, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility, ability to access sufficient capital from internal and external sources, uncertainty of receiving approval from shareholders for the transaction described herein and failure to obtain required regulatory approvals, including stock exchange approvals. Readers are cautioned that the material assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise. Actual results, performance or achievement could differ materially from those expressed in, or implied by, this forward-looking information and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking information will transpire or occur, or if any of them do so, what benefits that Comaplex and/or Agnico-Eagle will derive therefrom. Comaplex and Agnico-Eagle disclaim any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.